NO ACT

PE
1-16-09

DIVISION OF
CORPORATION FINANCE

09004169

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

Received SEC
FEB 16 2009
Washington, DC 20549

February 16, 2009

Thomas D. Carney
Executive Vice President and General Counsel
Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI 48108

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-16-09

Re: Borders Group, Inc.
Incoming letter dated January 16, 2009

Dear Mr. Carney:

This is in response to your letter dated January 16, 2009 concerning the shareholder proposal submitted to Borders by John Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

PROCESSED
MAR 6 2009
THOMSON REUTERS

February 16, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Borders Group, Inc.
Incoming letter dated January 16, 2009

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Borders' outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings to consider any topic that can be considered at an annual meeting consistent with applicable law.

We are unable to concur in your view that Borders may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Borders may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI 48108

t: 734-477-1977
f: 734-477-1370
www.tcarney@bordersgroupinc.com

RECEIVED
2009 JAN 21 PM 12:43
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

BORDERS
Group

January 16, 2009

Via Federal Express
Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Shareholder Proposal Submitted to Borders Group, Inc. by John Chevedden

Ladies and Gentlemen:

Borders Group, Inc. (the "Company") submits this letter, Inc. pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal submitted by Mr. John Chevedden (the "2009 Proposal") for inclusion in the Company's proxy materials for its 2009 Annual Meeting of Shareholders. A copy of the 2009 Proposal and the related supporting statement are attached hereto as Appendix A. The Company believes that it may omit the 2009 Proposal from its proxy materials pursuant to Rule 14a-8(i)(10) under the Exchange Act because it has substantially implemented the 2009 Proposal.

In accordance with Rule 14a-8(j) under the Exchange Act, the Company hereby gives notice of its intention to omit the 2009 Proposal and supporting statement from the Proxy Materials, and hereby respectfully requests that the staff of the Division of Corporation Finance indicate that it will not recommend enforcement action to the Commission if the Company omits the 2009 Proposal and supporting statement from its proxy materials. This letter, five additional complete copies of which are attached hereto, contains the Company's statement of why it believes that it may exclude the 2009 Proposal. A copy of this letter is also being sent to Mr. Chevedden to notify him that the Company intends to omit the 2009 Proposal from the Company's proxy statement for its 2009 annual meeting.

The 2009 Proposal, which is entitled "Special Shareowner Meetings", states as follows:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting to consider any topic that can be considered at an annual meeting consistent with applicable law.

By way of background, the shareholders of the Company approved, at the Company's 2007 Annual Meeting of Shareholders, a shareholder proposal relating to the ability of shareholders to call a special meeting (the "2007 Proposal"). The 2007 Proposal stated as follows:

> RESOLVED, shareholders ask our board of directors to amend our bylaws to give holders of at least 10% to 25% of the outstanding common stock the power to call a special shareholder meeting.

In January of 2008, consistent with the 2007 Proposal, the Board of Directors of the Company adopted the following amendment to Article II of the Amended and Restated By-Laws of the Company:

> SECTION 3. Special Meetings. Unless otherwise prescribed by law or by the Articles of Incorporation, Special Meetings of Stockholders, for any purpose or purposes, may be called by the Chief Executive Officer or by the Board of Directors acting pursuant to a resolution adopted by a majority of the entire Board of Directors, and shall be called by the Secretary upon the request of the holders of at least twenty-five percent (25%) of the shares of the Corporation outstanding and entitled to vote at the meeting. Any request for a special meeting of the shareholders shall set forth: (A) a statement of the specific proposal to be brought before the meeting and any material interest in the matter to be acted upon of any of the stockholders requesting the meeting; (B) the name and address of the stockholder(s) who is requesting the meeting; and (C) the number of shares of the Corporation's stock which are owned by each such shareholder. If any of the stockholders requesting the meeting is not a registered holder, such stockholder(s) must submit to the Secretary of the Corporation, at the time of submission of the request, a written statement or statements from the record holder of the shares verifying that such stockholder(s) is the holder of the applicable shares. Written notice of a Special Meeting stating the place, date and time of the meeting and the purpose or purposes for which the meeting is called shall be shall be given not less than 10 days nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. (Emphasis added).

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal from a company's proxy materials "if the company has already substantially implemented the proposal." In applying this standard, the Commission has indicated the proposal need not be "fully effected" by the registrant, as long as it has been "substantially implemented." Release No. 34-20091 (August 16, 1983). Accordingly, Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal when a registrant has implemented the essential objective of the proposal, even where there is not exact correspondence between the actions sought by the shareholder proponent and the registrant's actions. See AMR Corporation (April 17, 2000).

The Company has implemented the essential objective of the 2009 Proposal, which is to provide an opportunity for shareholders of the Company to call a special meeting. The Company's By-laws, as amended, specifically provide that the holders of 25% of the outstanding shares may call a special meeting, and this percentage is within the 10% to 25% range called for by the 2007 Proposal. To permit further shareholder proposals relating to the rights of shareholders to call a Special Meeting could result in an endless series of proposals with a different a percentage of outstanding shares specified in each proposal. For these reasons, the Company has substantially implemented the 2009 Proposal within the meaning of Rule 14a-8(i)(10).

On the basis of the foregoing, it is the Company's position that the 2009 Proposal may be omitted from the Company's proxy materials for the 2009 Annual Meeting pursuant to Rule 14a-8(i) (10). Borders Group, Inc. respectfully requests the concurrence of the staff of the Commission in this position.

If you have any questions concerning this matter, please contact the undersigned at 734-477-1977 or via email at tcarney@bordersgroupinc.com.

Sincerely,

Thomas D. Carney
Executive Vice President and General Counsel

TDC:kk
Enclosures

cc: John Chevedden

Appendix A

[BGP: Rule 14a-8 Proposal, October 13, 2008, Modified December 23, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting to consider any topic that can be considered at an annual meeting consistent with applicable law.

Statement of John Chevedden

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer.

Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting.

This proposal topic won up to 69% support (based on 2008 yes and no votes) at the following companies and the respective proponents are listed:

Entergy (ETR)	55%	Emil Rossi
International Business Machines (IBM)	56%	Emil Rossi
Merck & Co. (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need to initiate improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- Directors were not required to own any Borders stock whatsoever.
- Director Michael Archbold (who owned no Borders stock) did not meet the independence requirements of the New York Stock Exchange because his sister-in-law was an auditor at Ernst & Young, the auditor for Borders.
- Director Victor Lund concurrently served on 5 Boards (over-commitment concern) including these Boards rated "D" and "F" by The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm:

Service Corporation International (SCI)	F-rated
Teradata Corp. (TDC)	D-rated

- This was compounded by Victor Lund chairing our Audit Committee.
- We had no shareholder right to:
  - Cumulative voting.
  - Act by written consent.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
John Chevedden sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

END